Exhibit 99.4

UNITED UTILITIES PLC

17 SEPTEMBER 2004

United Utilities PLC announces that it has received a notification today, dated 16 September 2004, from Zurich Financial Services and its Group stating that the company no longer had a notifiable interest in the share capital of United Utilities PLC.

-0-

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.